AllianzGI Convertible & Income Fund
Annual Shareholder Meeting Results

The Fund held its annual meeting of shareholders on July 19, 2012.  Common/Preferred shareholders voted as indicated below:

             Affirmative   Withheld Authority

Re-election of Deborah A. DeCotis – Class III to serve until the Annual                                                                                               60,807,276       2,067,078
Meeting for the 2015-2016 fiscal year
Re-election of John C. Maney† - Class III to serve until the Annual                                                                                                       60,969,712       1,904,642
Meeting for the 2015-2016 fiscal year

The other members of the Board of Trustees at the time of the meeting, namely Messrs. Bradford K. Gallagher, James A. Jacobson*, Hans W. Kertess, William B. Ogden, IV and Allan Rappaport* continue to serve as Trustees.

____________________
†Interested Trustee
*Preferred Shares Trustee